Exhibit 99.2

Polestar presents strengthened business plan and funding update

GOTHENBURG, SWEDEN – 8 November 2023. Polestar Automotive Holding UK PLC (Nasdaq: PSNY), the Swedish electric performance car brand, today presents a strengthened business plan which targets an accelerated margin improvement and a reduction of the Company’s total funding need to the point of cash flow break-even in 2025.

In light of a fast-changing operating environment, Polestar has introduced a strengthened business plan that reorients a path to profitability by prioritising margin progression over volume. For the fiscal year 2025, Polestar is targeting a gross margin in the high teens with a total annual volume of approximately 155,000-165,000 cars. This is expected to be achieved through a richer product mix, with four models in production, reduced cost structure and refocused approach to key markets including a new joint venture in China and measures to improve profitability in the US business. Polestar has already implemented cost reduction measures announced earlier this year around headcount reductions and continues to advance active cost management efforts.

Thomas Ingenlath, Polestar CEO, says: “By having taken the necessary steps to re-work our business plan, we are reducing costs and improving efficiencies to create a more resilient and profitable Polestar – and reducing our funding need at the same time.”

“Achieving cash flow break-even already in 2025 will show the strength of our asset light business model. Margin over volume is our way forward, supported by a gorgeous line-up of four exclusive performance cars.”

Showing their continued commitment to Polestar, Geely Holding and Volvo Cars, have provided additional liquidity to the Company. Pursuant to an amendment to its existing shareholder term loan, Volvo Cars has extended the maturity of its outstanding term loan by over three years to June 2027, and provided an aggregate of $200 million in additional loan capacity with the same maturity date, bringing the total investment to $1 billion. In addition, Geely Sweden Automotive Investment AB (an affiliate of Geely Holding) is making available a $250 million term loan on substantially the same terms as Volvo Cars, including the maturity in June 2027.

Both loans have an optional equity conversion feature.

Based on the reduced funding need from a strengthened business plan and new and existing financing and liquidity support from Geely Holding and Volvo Cars, Polestar expects it will require external funding of approximately $1.3 billion until achieving cash flow break-even, targeted in 2025.

Working alongside its major shareholders, Polestar is well-progressed on a holistic financing plan to provide the remainder of funding required, including additional debt and equity.

Polestar management will hold a live audio webcast today, 8 November 2023 at 14:00 PT (17:00 ET or 23:00 CET). The live audio webcast will be available at https://investors.polestar.com/events/event-details/q323-results-webcast

Following the completion of the call, a replay will be available at https://investors.polestar.com/.

Note: Polestar Day, a technology and innovation event, takes place in Los Angeles on 9 November. The keynote presentations and technology deep dive highlights will be made available on the investor relations website in the coming days.

Ends.

Contacts

Bojana Flint

Head of Investor Relations

bojana.flint@polestar.com

Theo Kjellberg

Head of Corporate PR

theo.kjellberg@polestar.com

Tanya Ridd

Global Head of Communications & PR

tanya.ridd@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific. The company plans to create a truly climate-neutral production car, without offsetting, by 2030.

Polestar 2 launched in 2019 as the electric performance fastback with avant-garde Scandinavian design and up to 350 kW. Polestar 3 launched in late 2022 as the SUV for the electric age – a large high-performance SUV that delivers sports car dynamics with a low stance and spacious interior. Polestar plans to release three more electric performance vehicles through to 2026.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-

looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (65) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel and the Gaza Strip, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (20) Polestar’s ability to forecast demand for its vehicles; (21) Polestar’s ability to raise additional funding; (22) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (and (23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.